

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

Via E-mail
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re: JRSIS Health Care Corporation**
> **Registration Statement on Form S-1**
> **Response dated August 29, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
General

1. We acknowledge the information provided in your responses but may have additional comments on your accounting treatment and related disclosures once you have filed the amendment containing the revisions described in your responses.

2. As stipulated in ASC 805-50-45-5, please clearly disclose that previously-separate entities have been combined in your presentation of your financial statements and financial data for 2012, the identity of these combined entities and the nature of retrospective adjustments made to furnish this comparative information.

<u>Consolidated Statements of Shareholders' Equity, page F-5</u>

3. Please tell us why the distribution to non-controlling interest of $1,049,077 differs from the amount appearing on the cash flow statement of $916,163.

4. Please demonstrate for us how the allocation of net income for 2013 is consistent with the terms of the June 1, 2013 supplemental agreement between Runteng and Junsheng Zhang.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Junsheng Zhang
JRSIS Health Care Corporation
September 12, 2014
Page 3

       You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       William D. O'Neal
       Attorney at Law
       4400 North Scottsdale Road
       Suite 9-208
       Scottsdale, AZ 85251